UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-23313

Investment Company Act File Number

BMO Exchange Traded Funds

(exact name of registrant as specified in its charter)

Delaware	[ ]
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 East Kilbourn Avenue, Suite 200 Milwaukee, Wisconsin	53202
(Address of principal executive offices)	(Zip Code)

(800) 236-3863

(Registrant’s telephone number)

PART I

RULE 8b-25

BMO Exchange Traded Funds (“Registrant”) files this Application for Extension of Time under Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its registration pursuant to Section 8 of the 1940 Act be extended from December 25, 2018 (the termination date of a prior requested extension) to April 12, 2019 (60 days from the date of this filing), as provided in Rule 8b-25.

Narrative

On November 30, 2017, the Registrant filed a Form N-8A notifying the U.S. Securities and Exchange Commission (“Commission”) of its intent to register as an open-end management company under the 1940 Act. Rule 8b-5 under the 1940 Act (17 CFR 270.8b-5) provides that the registration statement of a registrant shall be filed within three months of the date of the filing of the notification on Form N-8A, unless the registrant’s fiscal year is during that three-month period, in which case the registrant may file any time within three months of such fiscal year end. Rule 8b-25 under the 1940 Act provides for a 60-day extension of the date on which such registration statement is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

The Registrant found it impractical to file the registration statement under Section 8 of the 1940 Act by March 1, 2018 because, at the time the registration statement was due, the Registrant was not able to provide certain information required by Form N-1A. The Registrant has requested five 60-day extensions of time to file, the most recent of which expired on December 25, 2018. The Registrant understands that the current request for extension should have been filed prior to December 25, 2018, but has been advised by Keith O’Connell of the Commission staff that it would be permissible to file the extension request now.

The Registrant continues to finalize certain aspects of its structure and complete other organizational steps. As a result, expected modifications potentially could impact information required to be disclosed in Part A (Prospectus) and Part B (Statement of Additional Information) of Form N-1A.

Therefore, the Registrant respectfully requests that this application for a sixth extension of time to file under Section 8 of the 1940 Act be accepted under Rule 8b-25 under the 1940 Act and that the due date for the filing of the Registrant’s registration as an open-end management company be upon resolution of the organizational matters.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Pamela M. Krill, Esq.

Godfrey & Kahn, S.C.

One East Main Street, Suite 500

Madison, Wisconsin 53701

(608) 284-2226

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

BMO EXCHANGE TRADED FUNDS °

By:	/s/ Michael J. Murphy
Michael J. Murphy
Secretary

Date: February 12, 2019